SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from                      to
Commission File Number 001-02979
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
WACHOVIA SAVINGS PLAN
One Wachovia Center
Charlotte, NC 28288-0013
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WELLS FARGO & COMPANY
420 Montgomery Street
San Francisco, CA 94163
(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:
     Report of Independent Registered Public Accounting Firm
Financial Statements:
   Statements of Net Assets Available for Benefits, December 31, 2009 and 2008
   Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2009
   Notes to Financial Statements
Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(b) The following Exhibit is filed as part of this Annual Report on Form 11-K:
Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN
Financial Statements
and Supplemental Schedule
As of December 31, 2009 and 2008, and for the
Year Ended December 31, 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefit Review Committee
Wells Fargo & Company
     We have audited the accompanying statements of net assets available for benefits of Wachovia Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. GAAP.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
     As discussed in Note 1 to the financial statements, effective December 31, 2008, Wells Fargo & Company acquired all of the outstanding stock of Wachovia Corporation in a business combination accounted for as a purchase. As a result of the acquisition, Wells Fargo & Company became the plan sponsor of the Plan on December 31, 2008. Also, as discussed in Note 1, the Plan was merged into the Wells Fargo & Company 401(k) Plan on December 31, 2009.
/s/ KPMG LLP
Charlotte, North Carolina
June 11, 2010

WACHOVIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2009	2008

ASSETS
Investments, at fair value (Notes 3, 6)
Mutual funds	$1,360,769,267	2,757,957,288
Collective investment funds	1,704,856,859	545,940,932
Multi-manager funds	1,350,248,481	-
Stable Fund	1,448,863,250	1,379,247,473
Wells Fargo Stock Fund Non-ESOP	110,161,005	69,348,285
Wells Fargo Stock Fund ESOP
Wells Fargo & Company common stock
Allocated	371,526,111	270,162,542
Unallocated	5,499,347	6,803,440
Cash and cash equivalents
Allocated	11,129,801	6,914,059
Unallocated	10,191	65,069

Total investments at fair value	6,363,064,312	5,036,439,088

Participant loans	262,421,578	257,664,579
Employer profit sharing contribution receivable (Note 1)	63,154,889	-
Other assets	47,131	287,596

Total assets	6,688,687,910	5,294,391,263

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated (Note 8)	25,702,518	29,625,672
Plan transfer payable to Wells Fargo & Company 401(k) Plan (Note 1)	6,694,404,565	-

Total liabilities	6,720,107,083	29,625,672

Net assets (deficit) available for benefits before adjustment	(31,419,173)	5,264,765,591

ADJUSTMENT TO CONTRACT VALUE
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 4)	31,419,173	83,649,740

Net assets available for benefits	$-	5,348,415,331

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009

		Employee
		Stock
		Ownership
	Participant	Plan-
	Directed	Unallocated	Total

INVESTMENT INCOME/(LOSS)
Interest on participant loans	$13,719,537	-	13,719,537
Net appreciation/(depreciation) in fair value of investments	1,038,058,222	(359,070)	1,037,699,152
Interest and dividends on investments	42,176,976	117,916	42,294,892

Total investment income/(loss), net	1,093,954,735	(241,154)	1,093,713,581

CONTRIBUTIONS
Employer contributions	370,147,833	6,244,399	376,392,232
Employee contributions	498,291,771	-	498,291,771

Total contributions	868,439,604	6,244,399	874,684,003

Total additions to plan assets	1,962,394,339	6,003,245	1,968,397,584

DEDUCTIONS FROM PLAN
ASSETS
Participants’ withdrawals	617,377,583	-	617,377,583
Administrative expenses	1,591,705	-	1,591,705
Release of shares	-	945,016	945,016
Interest expense	-	2,494,046	2,494,046
Transfer to Wells Fargo & Company 401(k) Plan	6,714,597,545	(20,192,980)	6,694,404,565

Total deductions from plan assets	7,333,566,833	(16,753,918)	7,316,812,915

(Decrease)/increase in net assets available for benefits	(5,371,172,494)	22,757,163	(5,348,415,331)
Net assets/(deficit) available for benefits
Beginning of year	5,371,172,494	(22,757,163)	5,348,415,331

End of year	$-	-	-

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 1: DESCRIPTION OF PLAN
     On December 31, 2008, Wells Fargo & Company (“Wells Fargo” or the “Company”) acquired Wachovia Corporation (“Wachovia”) by a merger of Wachovia with and into Wells Fargo. As a result of the acquisition, each outstanding share of Wachovia common stock was converted into 0.1991 shares of Wells Fargo common stock and each share of Wachovia preferred stock outstanding was converted into a share (or fractional share) of Wells Fargo preferred stock with substantially identical terms. Following the acquisition, all subsidiaries of Wachovia became subsidiaries of Wells Fargo.
     Upon consummation of the merger, Wells Fargo became the sponsor of the Wachovia Savings Plan (the “Plan”). At that time, the name of the Wachovia Corporation Common Stock Fund Employee Stock Ownership Plan (“ESOP” and “Non-ESOP”) became the Wells Fargo Stock Fund (“ESOP” and “Non-ESOP”).
     The Plan was merged into the Wells Fargo & Company 401(k) Plan (“401(k) Plan”) on December 31, 2009. As such, all participants’ accounts of the Plan were transferred in total to the 401(k) Plan and are subject to the 401(k) Plan’s provisions, as amended, effective January 1, 2010.
     Effective March 20, 2010, Wachovia Bank, N.A. (“Wachovia Bank”), the trustee and custodian of the Plan, was merged into Wells Fargo Bank, N.A. (“Wells Fargo Bank”).
     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
GENERAL
     Wells Fargo and its subsidiaries (collectively the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a qualified defined contribution retirement plan under Internal Revenue Code section 401(k). The Companies’ and employees’ contributions are held in trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Effective January 1, 1999, the portion of the Plan invested in the Wells Fargo Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first 1 percent of the Companies’ matching contributions are made in the Wells Fargo Stock Fund. Each employee can immediately elect to liquidate their account assets invested in the Wells Fargo Stock Fund by transferring the value of the common stock to any of a number of investment options available within the Plan.
ELIGIBILITY, CONTRIBUTIONS AND BENEFITS
     Under the Plan, an employee is eligible to make contributions beginning on the first day of the month following the month in which they complete one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service.
     Effective January 1, 2008, the definition of compensation was changed from Benefits Eligible Compensation to Benefits Pay, which includes base salary (including any before-tax salary reduction contributions to the Plan or any before-tax salary reduction contributions for Health and Welfare Benefit Spending Accounts or Transportation Spending Accounts, but excluding any nonqualified deferrals); hourly wages; overtime; shift differential pay; incentive pay (excluding nonqualified deferrals); cash bonuses (e.g. referral bonuses); and commissions and draws.
     Employee contributions (before-tax, designated Roth as of December 16, 2008 and after-tax), are elected by the participant and cannot exceed 30 percent of the employee’s Benefits Pay. In addition, participants age 50 or older during the calendar year may contribute, as catch-up contributions, and/or Roth catch-up contributions, an additional amount up to 50 percent of their Benefits Pay provided they contribute at least 6 percent each pay period or have reached the aggregated 402(g) limit for 2009 of $16,500 in before-tax and/or designated Roth contribution limit, or a combination of both. The maximum percentage of the employer matching contribution is determined annually by the plan administrator and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986, as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s Benefits Pay during the plan year. Participants are fully vested in their contributions and the company matching contributions at all times.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

     The Plan was amended as of January 1, 2009, stating that the Company may make a discretionary profit sharing contribution to the Plan for a plan year, which is allocated to eligible participants’ Profit Sharing Contribution Accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of eligible pay for the year to be contributed for each eligible Participant (not to exceed 4 percent of eligible pay). Eligible pay is defined as Benefits Pay for plan year 2009. The contribution is automatically invested in either the Wells Fargo Stock Fund ESOP or Wells Fargo Stock Fund Non-ESOP, depending on the participants’ line of business, and becomes 100 percent vested after three years of service (3-year cliff vesting schedule). For the year ended December 31, 2009, the Company made a $63,154,889 discretionary profit sharing contribution, which represented 1 percent of eligible participants’ Benefit Pay. This amount is a receivable of the Plan as of December 31, 2009.
     Four types of in-service withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. The Employee Benefit Review Committee (the “Committee”) must approve any new types of withdrawals. The maximum amount of a withdrawal depends on the type of withdrawal and the balance of the participant’s account reduced by any outstanding loans. The minimum amount of withdrawal is $500 (or, if less, 95 percent of the available account balance). The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Company stock allocated to them under the ESOP portion of the Plan.
     Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the excess of (1) the highest outstanding balance of loans from the Plan during the preceding 12-month period over (2) the current outstanding balance of all their loans from the Plan. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wells Fargo Bank on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.
     In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2009 and 2008, are presented in Note 3.
     Participants who separate employment or retire may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled under the terms of the Wachovia Long Term Disability Plan.
     If the total balance of the participant’s account is $1,000 or less (including any rollover accounts), their account will be paid automatically in a lump sum approximately 90 days following the end of the month in which employment ends. Any distribution of Company stock will be paid entirely in cash unless the participant elects to receive this distribution in whole shares of Company stock with fractional shares paid in cash.
     If the total balance of the participant’s account is more than $1,000 (including the amount of any rollover accounts), the participant may choose to defer payment to a later date or to receive an immediate lump-sum payment. If the participant elects payment immediately after termination, a check will be sent to the participant within approximately 45 days after employment ends, provided the participant has requested the distribution. If the participant chooses to defer receiving their account balances, payment must be made by April 1 of the later of the year after reaching age 70-1/2 or the year after employment ends. When a distribution is made, the value of any amount invested in Company stock will be distributed in whole shares of Company stock (with fractional shares distributed in cash), unless the participant elects to receive cash only.
     The Plan was merged into the 401(k) Plan as previously described. Although the Company has not expressed any intent to terminate the 401(k) Plan, it may do so at any time subject to the provisions of ERISA. If the 401(k) Plan is terminated, the accounts of each participant shall be distributed in accordance with 401(k) Plan provisions.
INVESTMENT OPTIONS
     Participants may direct the investment of their contributions to the Plan in one or more of twenty-three investment funds (Note 3) in multiples of one percent of each contribution. Participants may change their deferral percentage or investment direction at any time.
MERGERS WITH PLANS OF ACQUIRED FINANCIAL INSTITUTIONS
     On October 1, 2007, Wachovia acquired A.G. Edwards Inc. and became the new sponsor of the A.G. Edwards Inc. Retirement and Profit Sharing Plan (the “AGE plan”). On July 1, 2008, employees from A.G. Edwards became eligible to participate in the Plan. The assets of the AGE plan are expected to merge into the 401(k) Plan on June 30, 2011.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
     The accompanying financial statements are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”).
     The preparation of the financial statements in conformity with U.S. GAAP requires the plan sponsor to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent assets and liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.
VALUATION OF INVESTMENTS
     Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.
     The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. In 2009, interest and dividends earned on marketable investments were $145 and $42,294,747, respectively.
     As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) (“ASC”) 962, Plan Accounting - Defined Contributions Pension Plans, benefit-responsive investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Stable Fund. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
PARTICIPANT LOANS
     Participant loans are a receivable and are valued at amortized cost, which approximates fair value. The Plan determines fair value based on a discounted cash flow model using the Plan’s lending rate in effect as of December 31, 2009.
DISTRIBUTIONS
     Distributions are recorded when paid.
NEW ACCOUNTING PRONOUNCEMENTS
     In May 2009, the FASB issued ASC 855 Subsequent Events, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.
     On October 1, 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents). This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values (“NAV”) or an equivalent measure as a practical expedient to estimate fair value. ASU 2009-12 is effective for financial statements issued for fiscal years beginning after December 15, 2009. The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.
RECLASSIFICATIONS
     Certain amounts in 2008 were reclassified to conform with the presentation in 2009.
NOTE 3: INVESTMENTS
     Under the terms of the Plan, Wells Fargo Bank, a wholly-owned subsidiary of Wells Fargo and a party-in-interest, holds the assets of the Plan. As of October 6, 2009, in preparation of merging the Plan into the 401(k) Plan, investment options were revised and existing balances were transferred into new investment offerings.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

     The fair values of investments at December 31, 2009 and 2008 are presented below. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,

	2009		2008

INVESTMENTS
Mutual funds
Dow Jones Target Today Fund	$21,530,895		-
Dow Jones Target 2010 Fund	16,075,093		-
Dow Jones Target 2015 Fund	46,644,097		-
Dow Jones Target 2020 Fund	50,177,591		-
Dow Jones Target 2025 Fund	528,794,823	(a)	-
Dow Jones Target 2030 Fund	43,237,726		-
Dow Jones Target 2035 Fund	34,823,059		-
Dow Jones Target 2040 Fund	23,976,689		-
Dow Jones Target 2045 Fund	16,067,674		-
Dow Jones Target 2050 Fund	17,502,123		-
American Europacific Growth Fund	561,939,497	(a)	418,039,214	(a)
Evergreen Growth Fund	-		129,134,828
Evergreen Core Bond Fund	-		63,718,741
Evergreen Special Value Fund	-		190,940,142
Dodge and Cox Balanced Fund	-		417,786,664	(a)
Dodge and Cox Stock Fund	-		491,385,787	(a)
Hartford Midcap Fund	-		336,071,993	(a)
T. Rowe Price Blue Chip Growth Fund	-		192,918,351
Lazard Emerging Markets Fund	-		101,141,216
Vanguard Target Retirement Income Fund	-		14,894,448
Vanguard Target Retirement 2005 Fund	-		4,634,045
Vanguard Target Retirement 2010 Fund	-		11,358,289
Vanguard Target Retirement 2015 Fund	-		19,216,475
Vanguard Target Retirement 2020 Fund	-		22,156,916
Vanguard Target Retirement 2025 Fund	-		17,699,220
Vanguard Target Retirement 2030 Fund	-		15,462,006
Vanguard Target Retirement 2035 Fund	-		12,698,278
Vanguard Target Retirement 2040 Fund	-		7,858,995
Vanguard Target Retirement 2045 Fund	-		6,102,990
Vanguard Target Retirement 2050 Fund	-		7,292,461
WSP PIMCO Real Return Fund	-		2,074,741
WSP PIMCO High Yield Fund	-		383,244
WSP Evergreen International Bond Fund	-		1,546,681
WSP T Rowe Price Equity Income Fund	-		4,271,532
WSP Evergreen Select Strategic Growth Fund	-		3,304,238
WSP Evergreen International Growth Fund	-		4,664,629
WSP Alger Small Cap Growth Fund	-		901,669
WSP T Rowe Price Real Estate Fund	-		1,484,331
WSP Lazard Emerging Markets Fund	-		1,064,115
WSP Goldman Sachs Large Cap Value Fund	-		5,050,857
WSP T Rowe Price Growth Stock Fund	-		4,563,318
WSP JP Morgan High Yield Bond Fund	-		2,444,127
WSP Dreyfus Premier Small Cap Equity Fund	-		1,775,915
WSP PIMCO Total Return Fund	-		4,392,777
PIMCO Total Return Fund	-		14,372,095
Fidelity Spartan Intermediate Treasury Bond Index Fund	-		225,151,960

Total mutual funds	1,360,769,267		2,757,957,288
			(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	December 31,

	2009		2008

INVESTMENTS (Continued)
Collective investment funds
U.S. Bond Index Fund	$372,953,180	(a)	-
International Equity Index Fund	18,481,953		-
NASDAQ 100 Index Fund	13,141,881		-
Russell Small Cap Index Fund	11,058,535		-
S&P 500 Index Fund	632,607,614	(a)	-
Emerging Markets Equity Fund	231,487,807		-
S&P MidCap Index Fund	425,125,889	(a)	-
Enhanced Stock Market Fund	-		537,100,060	(a)
WSP Stable Investment Fund of Wachovia	-		1,584,379
WSP Diversified Bond Group Trust of Wachovia	-		4,445,397
WSP Enhanced Stock Market Fund of Wachovia	-		2,811,096

Total collective investment funds	1,704,856,859		545,940,932
Multi-manager funds
Large Cap Value Fund	622,186,792	(a)	-
Large Cap Growth Fund	312,245,736		-
Small Cap Fund	415,815,953	(a)	-

Total multi-manager funds	1,350,248,481		-
Stable Fund	1,448,863,250	(a)	1,379,247,473	(a)
Wells Fargo Stock Fund Non-ESOP	110,161,005		69,348,285
Wells Fargo Stock Fund ESOP
Wells Fargo & Company common stock	377,025,458	(a)	276,965,982	(a)
Cash and cash equivalents	11,139,992		6,979,128

Total investments at fair value	$6,363,064,312		5,036,439,088

(a)	Investment is greater than five percent of the Plan’s net assets at the end of the period.
     The net appreciation/(depreciation) in fair value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended
December 31,

2009

Dow Jones Target Today Fund	$(64,716)
Dow Jones Target 2010 Fund	11,581
Dow Jones Target 2015 Fund	270,998
Dow Jones Target 2020 Fund	606,178
Dow Jones Target 2025 Fund	9,687,646
Dow Jones Target 2030 Fund	1,010,430
Dow Jones Target 2035 Fund	972,878
Dow Jones Target 2040 Fund	737,620
Dow Jones Target 2045 Fund	497,814
Dow Jones Target 2050 Fund	541,491
American Europacific Growth Fund	148,504,731
Evergreen Growth Fund	48,422,946
Evergreen Core Bond Fund	8,182,664
Evergreen Special Value Fund	49,814,665
Dodge and Cox Balanced Fund	86,486,868
Dodge and Cox Stock Fund	121,178,184
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Year Ended
December 31,

(Continued)	2009

Hartford Midcap Fund	$77,588,943
T. Rowe Price Blue Chip Growth Fund	68,894,107
Lazard Emerging Markets Fund	76,398,408
Vanguard Target Retirement Income Fund	1,471,600
Vanguard Target Retirement 2005 Fund	584,638
Vanguard Target Retirement 2010 Fund	1,973,783
Vanguard Target Retirement 2015 Fund	4,977,449
Vanguard Target Retirement 2020 Fund	5,380,239
Vanguard Target Retirement 2025 Fund	5,212,526
Vanguard Target Retirement 2030 Fund	5,149,624
Vanguard Target Retirement 2035 Fund	4,227,374
Vanguard Target Retirement 2040 Fund	2,874,961
Vanguard Target Retirement 2045 Fund	2,093,981
Vanguard Target Retirement 2050 Fund	2,891,085
WSP PIMCO Real Return Fund	375,349
WSP PIMCO High Yield Fund	207,545
WSP Evergreen International Bond Fund	380,122
WSP T Rowe Price Equity Income Fund	1,230,133
WSP Evergreen Select Strategic Growth Fund	1,067,574
WSP Evergreen International Growth Fund	1,262,905
WSP Alger Small Cap Growth Fund	414,109
WSP T Rowe Price Real Estate Fund	597,404
WSP Lazard Emerging Markets Fund	840,501
WSP Goldman Sachs Large Cap Value Fund	1,351,645
WSP T Rowe Price Growth Stock Fund	1,557,295
WSP JP Morgan High Bond Yield Fund	962,329
WSP Dreyfus Premier Small Cap Equity Fund	520,419
WSP PIMCO Total Return Fund	10,827,069
PIMCO Total Return Fund	860,978
Fidelity Spartan Intermediate Treasury Bond Index Fund	(15,659,575)
U.S. Bond Index Fund	(610,365)
International Equity Index Fund	55,055
NASDAQ 100 Index Fund	622,374
Russell Small Cap Index Fund	410,185
S&P 500 Index Fund	30,920,361
Emerging Markets Equity Fund	7,239,693
S&P MidCap Index Fund	18,541,658
Enhanced Stock Market Fund	99,255,946
WSP Stable Investment Fund of Wachovia	39,935
WSP Diversified Bond Group Trust of Wachovia	430,488
WSP Enhanced Stock Market Fund of Wachovia	654,628
Large Cap Value Fund	24,590,138
Large Cap Growth Fund	18,400,117
Small Cap Fund	9,560,414
Stable Fund	17,705,530
Wells Fargo Stock Fund Non-ESOP	29,540,161
Wells Fargo Stock Fund ESOP - allocated	37,325,406
Wells Fargo Stock Fund ESOP - unallocated	(359,070)

Net appreciation	$1,037,699,152

(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4: INVESTMENT CONTRACTS
     Stable Fund (the “Fund”) invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.
     Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (i.e., principal plus accrued interest).
     Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the Fund. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
     A synthetic GIC is an investment contract, also known as a wrap contract, issued by an insurance company, bank or financial institution, backed by a portfolio of investments that are owned by the Fund. The assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
     The primary variables impacting future crediting rates of separate account and synthetic GICs include the current yield of the assets within the contract, duration of the assets covered by the contract and the existing difference between the fair value and the contract value of the assets within the contract.
     Traditional GICs provide a fixed rate of interest over a specified period of time. Some traditional GICs may reset their rates quarterly or semi-annually when based upon an index. Other traditional GICs have a rate that is guaranteed to the maturity of the contract.
     The separate account and synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. Separate account and synthetic contracts cannot credit an interest crediting rate less than zero percent. The crediting rate of separate account and synthetic contracts tracks current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.
     The Fund uses one primary crediting rate calculation for synthetic GICs:
CR = [(MV/CV)^(1/D) * (1+Y)]-1
CR = crediting rate
MV = market value of the underlying investments
CV = contract value
D = weighted average duration of the portfolio
Y = weighted average yield to maturity of the underlying investments
     The average yield earned by the Fund was 3.35 percent and 4.88 percent during the years ended December 31, 2009 and 2008, respectively. The average yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.83 percent and 3.39 percent during the years ended December 31, 2009 and 2008, respectively.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

     The Fund’s investment contracts are fully benefit-responsive and provide that fund participant initiated withdrawals permitted under the Fund will be paid at contract value. In addition to certain wrap agreement and separate account agreement termination provisions, the contracts generally provide that withdrawals, in certain events, will be paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts. Certain events may include those which are not in the ordinary course of the Fund’s operations and where the issuer determines that such withdrawals will have a material adverse effect on the issuer’s financial interest. While each contract issuer specifies the events which may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or the Fund’s administration that would adversely affect the issuer; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan that would adversely affect the issuer; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. At December 31, 2009, the Plan does not believe that the occurrence of any such fair value event which would limit the Fund’s ability to transact at contract value with participants is probable.
     Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts and separate account agreements generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.
     Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.
     Certain separate account agreements permit the Fund or issuer to elect to terminate the contract, with the Fund having the right to elect to receive either fair value or to make an Amortization Election. In addition, if the Fund defaults in its obligations under the separate account agreement, the issuer may terminate the agreement and the Fund will receive fair value.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Investment contracts at December 31, 2009 and 2008, are presented below:

	December 31, 2009
	Major	Investment	Adjustment	Investment
	Credit	Contract	to Contract	at Contract
	Rating*	at Fair Value	Value	Value

COLLECTIVE INVESTMENT FUND
Wells Fargo Stable Return Fund G		$149,359,593	(298,123)	149,061,470
SEI Stable Asset Fund 371		103,545,395	5,026,897	108,572,292

Total collective investment funds		252,904,988	4,728,774	257,633,762

INVESTMENT CONTRACTS

Guaranteed investment contracts
Metropolitan Life Insurance Company	Aa3/AA-	12,395,388	(15,242)	12,380,146
Metropolitan Life Insurance Company	Aa3/AA-	24,286,826	(1,301,906)	22,984,920
Metropolitan Life Insurance Company	Aa3/AA-	11,058,540	(601,480)	10,457,060
Pacific Life Insurance Company	A1/AA-	21,712,273	(823,368)	20,888,905
Principal Life Insurance Company	Aa3/A+	11,768,745	(301,505)	11,467,240
Prudential Life Insurance Company	A2/AA-	27,667,215	(1,540,615)	26,126,600

Separate account contract
Metropolitan Life Insurance Company	Aa3/AA-	215,554,756	(3,900,105)	211,654,651

Synthetic guaranteed investment contracts
JP Morgan Chase Bank	Aa1/AA-	133,623,588	6,761,492	140,385,080
Bank of America, N.A.	Aa3/A+	135,905,725	5,120,299	141,026,024
Natixis Financial Products	Aa3/A+	120,032,970	4,723,623	124,756,593
Rabobank Nederland	Aaa/AAA	136,564,381	4,734,655	141,299,036
Royal Bank of Canada	Aaa/AA-	70,408,515	2,770,766	73,179,281
State Street Bank and Trust Co.	Aa2/AA-	135,782,401	5,070,190	140,852,591
AIG Financial Products Corp.	A3/A-	134,643,141	5,993,595	140,636,736

Total investment contracts		1,191,404,464	26,690,399	1,218,094,863

Accrued receivable on assets of the Stable Fund		4,553,798	-	4,553,798

Total		$1,448,863,250	31,419,173	1,480,282,423

(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	December 31, 2008
	Major	Investment	Adjustment	Investment
	Credit	Contract	to Contract	at Contract
	Rating*	at Fair Value	Value	Value

CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund		$333,351,235	-	333,351,235

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund		97,177,143	9,458,298	106,635,441

INVESTMENT CONTRACTS
Guaranteed investment contracts
Metropolitan Life Insurance Company	AA/Aa2	11,969,900	(203,183)	11,766,717
Metropolitan Life Insurance Company	AA/Aa2	12,192,264	(334,648)	11,857,616
Metropolitan Life Insurance Company	AA/Aa2	23,786,311	(2,019,643)	21,766,668
Metropolitan Life Insurance Company	AA/Aa2	10,862,169	(850,087)	10,012,082
Pacific Life Insurance Company	AA/Aa3	21,699,745	(1,677,122)	20,022,623
Principal Life Insurance Company	AA/Aa2	11,773,765	(68,735)	11,705,030
Principal Life Insurance Company	AA/Aa2	11,536,532	(667,738)	10,868,794

Separate account contract
Metropolitan Life Insurance Company	AA/Aa2	32,763,540	(168,356)	32,595,184

Synthetic guaranteed investment contracts
JP Morgan Chase Bank	AA-/Aaa	126,220,873	12,375,926	138,596,799
Bank of America, N.A.	AA-/Aaa	125,895,168	12,343,991	138,239,159
Natixis Financial Products	AAA/Aaa	109,952,913	12,046,738	121,999,651
Rabobank Nederland	AAA/Aaa	126,111,378	12,365,191	138,476,569
Royal Bank of Canada	AA-/Aaa	66,070,623	6,310,662	72,381,285
State Street Bank and Trust Co.	AA/Aa1	126,217,097	12,375,556	138,592,653
AIG Financial Products Corp.	A-/Aa3	126,087,920	12,362,890	138,450,810

Total investment contracts		943,140,198	74,191,442	1,017,331,640

Accrued receivable on assets of the Stable Fund		5,578,897	-	5,578,897

Total		$1,379,247,473	83,649,740	1,462,897,213

*	Applies only to fully benefit-responsive investment contracts.
The following is a reconciliation of adjustment from fair value to contract value:

Year Ended
December 31, 2009

Beginning balance	$83,649,740
Increase in fair value to contract value	(52,230,567)

Ending balance	$31,419,173

(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5: INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However the Companies believe that the Plan is currently designed and has been operated in compliance with applicable requirements of the Code. Therefore, the Companies believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee, on behalf of the Plan, files an annual information return with the Department of Labor.
NOTE 6: FAIR VALUE MEASUREMENTS
     In accordance with the Fair Value Measurements and Disclosures topic of the Codification, assets and liabilities are measured at fair value in three levels, based on the the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
     Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.
     Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
     Level 3 Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.
     The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used are intended to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
     The following is a description of the valuation methodologies used by the Plan to measure investments at fair value and specify the level in the fair value hierarchy where various investments are generally classified. There have been no changes in the methodologies used at December 31, 2009 and 2008.
     The investments valued at NAV as a practical expedient for fair value have no restrictions on redemptions and there are no unfunded commitments at December 31, 2009. There are also no restrictions on the ability to sell investments at December 31, 2009 and no plans to sell investments at December 31, 2009 other than normal participant redemptions at the stated NAV.
MUTUAL FUNDS
     Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
COLLECTIVE INVESTMENT FUNDS
     Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded in an active market.
MULTI-MANAGER FUNDS
     Investments in multi-manager funds are valued at the NAVs of the underlying funds as a practical expedient for fair value. The underlying funds include publicly traded mutual funds and collective investment funds and are disclosed in the following table as Level 1 and Level 2, respectively.
STABLE FUND
     As described in Note 4, the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a synthetic GIC issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.
     The fair values of the synthetic GICs are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in synthetic GICs are similar to positions in investment funds, as the synthetic GICs allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

WELLS FARGO STOCK FUND NON-ESOP
     Investments in the Company’s common stock are valued at quoted market prices.
WELLS FARGO STOCK FUND ESOP
     The Wells Fargo Stock Fund ESOP, allocated and unallocated, are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a short-term investment fund to provide daily liquidity. Investments in the Company’s common stock are valued at quoted market prices. The fair values of cash equivalents are stated at cost which approximates fair value.
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008, respectively:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

INVESTMENTS
Mutual funds
International stocks	$561,939,497	-	-	561,939,497
Target date series	798,829,770	-	-	798,829,770

Total mutual funds	1,360,769,267	-	-	1,360,769,267

Collective investment funds*
Intermediate core fixed income	-	372,953,180	-	372,953,180
Domestic large-cap stocks	-	645,749,495	-	645,749,495
Domestic mid-cap stocks	-	425,125,889	-	425,125,889
Domestic small-cap stocks	-	11,058,535	-	11,058,535
Emerging markets stocks	-	231,487,807	-	231,487,807
International stocks	-	18,481,953	-	18,481,953

Total collective investment funds	-	1,704,856,859	-	1,704,856,859

Multi-manager funds*
Domestic large-cap stocks	520,910,425	413,522,103	-	934,432,528
Domestic small-cap stocks	69,302,081	346,513,872	-	415,815,953

Total multi-manager funds	590,212,506	760,035,975	-	1,350,248,481

Stable fund*	-	1,448,863,250	-	1,448,863,250
Wells Fargo Stock Fund Non-ESOP	110,161,005	-	-	110,161,005
Wells Fargo & Company common stock	377,025,458	-	-	377,025,458
Cash and cash equivalents	-	11,139,992	-	11,139,992

Total investments at fair value	$2,438,168,236	3,924,896,076	-	6,363,064,312

*	The funds’ NAV per share are used as a practical expedient to measure fair value on a recurring basis.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	December 31, 2008
	Level 1	Level 2	Level 3	Total

INVESTMENTS
Mutual funds
Intermediate (core) fixed income	$307,635,573	-	-	307,635,573
Inflation protected fixed income	2,074,741	-	-	2,074,741
International fixed income	1,546,681	-	-	1,546,681
High yield fixed income	2,827,371	-	-	2,827,371
Balanced	417,786,664	-	-	417,786,664
Balanced - target date series	139,374,123	-	-	139,374,123
Domestic large-cap stocks	701,494,083	-	-	701,494,083
Domestic mid-cap stocks	336,071,993	-	-	336,071,993
Domestic small-cap stocks	322,752,554	-	-	322,752,554
Emerging markets stocks	102,205,331	-	-	102,205,331
International stocks	422,703,843	-	-	422,703,843
Public real estate (REITS)	1,484,331	-	-	1,484,331

Total mutual funds	2,757,957,288	-	-	2,757,957,288

Collective investment funds
Intermediate core fixed income	-	4,445,397	-	4,445,397
Domestic large-cap stocks	-	539,911,156	-	539,911,156
Stable value	-	1,584,379	-	1,584,379

Total collective investment funds	-	545,940,932	-	545,940,932

Stable Fund	-	1,379,247,473	-	1,379,247,473
Wells Fargo Stock Fund Non-ESOP	69,348,285	-	-	69,348,285
Wells Fargo & Company common stock	276,965,982	-	-	276,965,982
Cash and cash equivalents	-	6,979,128	-	6,979,128

Total investments at fair value	$3,104,271,555	1,932,167,533	-	5,036,439,088

NOTE 7: RELATED PARTY TRANSACTIONS
     Wells Fargo Bank, a party-in-interest, serves as the Trustee for the Plan. The Dow Jones Target Date Funds, the Evergreen Intrinsic Value Fund, the Wells Fargo Advantage Capital Growth Fund, Wells Fargo Small Cap Growth Fund, Evergreen Growth Fund, Evergreen Core Bond Fund, Evergreen Special Value Fund, WSP Evergreen International Bond Fund, WSP Evergreen Select Strategic Growth Fund and the Evergreen International Growth Fund are mutual funds managed by subsidiaries of Wells Fargo. The Wells Fargo Stable Return Fund G, the Fixed Income Fund D, the Fixed Income Fund F, the Fixed Income Fund G, the Enhanced Stock Market Fund, the WSP Stable Investment Fund of Wachovia, the WSP Diversified Bond Group Trust of Wachovia and the WSP Enhanced Stock Market Fund of Wachovia are collective investment funds managed by subsidiaries of Wells Fargo. The Wells Fargo Stock Fund ESOP and the Wells Fargo Stock Fund Non-ESOP are managed by a subsidiary of Wells Fargo, and are principally comprised of shares of Wells Fargo common stock. Dividends received by the Plan from Wells Fargo common stock during 2009 were $7,140,198. The Stable Fund is managed by Galliard Capital Management, Inc., a subsidiary of Wells Fargo.
     In 2009, the Companies paid administrative expenses on behalf of the Plan of $2,929,428 and these expenses are not reflected in the accompanying financial statements.
     Certain Plan investments are shares of mutual funds managed by companies that are not considered parties-in-interest. These non-related mutual fund companies pay a sub-transfer agent fee to the Plan for services provided by the Trustee. These monies are deposited into an interest-bearing money market account, and are used to pay expenses of the Plan. In 2009, the Plan received $1,636,789 in sub-transfer agent fees, and earned an additional $1,375 in interest. These amounts were used to pay a portion of 2009 Plan expenses.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

     The Evergreen Ultra Short Opportunities Fund (the “Ultra Short Fund”) was an investment held by the Stable Fund during 2007 and a portion of 2008. On June 19, 2008, following a decline in the net asset value of the Ultra Short Fund, the Board of Trustees of the Ultra Short Fund approved a plan to liquidate the Ultra Short Fund at $7.48 per share and the Ultra Short Fund was liquidated at that price. On June 26, 2008, Wachovia contributed $12.3 million to the Plan, which was intended to offset the effect of the diminution in value of the Stable Fund in part related to the Stable Fund’s investment in the Ultra Short Fund from May 31, 2008 to June 18, 2008. On June 8, 2009, certain Evergreen entities entered into a settlement with the Securities and Exchange Commission and the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts relating to their investigations of matters concerning, among other things, the valuation of the Ultra Short Fund. As part of the settlements, Evergreen was required to distribute up to $40.125 million to eligible former shareholders of the Ultra Short Fund, pursuant to a methodology set forth in the settlement and approved by the regulators. During 2010, $3,975,418 was distributed to the Stable Fund.
NOTE 8: LOAN PAYABLE
     Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to the ESOP Plan to maintain debt service. The ESOP Plan is obligated to make principal and interest payments on the loan.
     The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock and were converted into shares of Wells Fargo & Company common stock as discussed in Note 1. The loan repayment schedule is presented below:

2010	$4,282,046
2011	4,673,771
2012	5,101,330
2013	5,568,003
2014	6,077,368
     As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wells Fargo Stock Fund or in participant contributions where participants have elected to invest in Wells Fargo common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wells Fargo common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wells Fargo common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.
     The borrowing is collateralized by 203,755 unallocated shares of Wells Fargo common stock at December 31, 2009, and is guaranteed by the Companies. In 2009, 40,751 of Wells Fargo shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the following for the ESOP Plan, (a) assets of the allocated and unallocated, (b) liabilities of the unallocated, and (c) changes relative to the unallocated.
     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.
     At December 31, 2009 and 2008, the loan payable was recorded at $25,702,518 and $29,625,672, respectively, and had an estimated fair value of $25,702,518 and $29,844,161, respectively. The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. The loan was paid off March 19, 2010.
(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 9: RISKS AND UNCERTAINTIES
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
     Eight putative class action lawsuits were previously filed in the Southern District of New York against the former Wachovia Corporation and members of its Board of Directors, Wachovia Bank and members of the former Wachovia Benefits Committee. The lawsuits seek damages allegedly resulting from the decision to continue to offer Wachovia common stock as an investment option in the Plan. One case has been dismissed and the remaining seven have been consolidated and transferred to federal court in Charlotte, North Carolina. The Plan itself is not named as a defendant in these lawsuits. Wells Fargo intends to defend the litigation vigorously.
NOTE 10 : RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     Reconciliation of total net assets reported in the financial statements to the total net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2009, is presented below.

	December 31,

	2009	2008

Net assets available for benefits reported in the financial statements	$-	5,348,415,331
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(83,649,740)

Total net assets as reported on Form 5500	$-	5,264,765,591

     Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(d) of Form 5500 Schedule H, Part II, as of December 31, 2009, is presented below.

December 31,

2009

Total additions to plan assets, net of investment gain reported in the financial statements	$1,968,397,584
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,230,567

Total income as reported on Form 5500	$2,020,628,151

     Reconciliation of total transfer of assets from the plan reported in the financial statements to the total transfer of assets reported on line 2(l) of Form 5500 Schedule H, Part II, as of December 31, 2009, is presented below.

December 31,

2009

Transfer to Wells Fargo & Company 401(k) Plan as reported in the financial statements	$6,694,404,565
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(31,419,173)

Total transfer of assets as reported on Form 5500	$6,662,985,392

(Continued)

WACHOVIA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 11: SUBSEQUENT EVENTS
     We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2009. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

SCHEDULE 1

WACHOVIA SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2009
	Par Value
	or Number	Current
Identity of Issue	of Units	Value

MUTUAL FUNDS
Dow Jones Target Today Fund*	2,106,754	$21,530,895
Dow Jones Target 2010 Fund*	1,323,239	16,075,093
Dow Jones Target 2015 Fund*	5,151,906	46,644,097
Dow Jones Target 2020 Fund*	3,925,234	50,177,591
Dow Jones Target 2025 Fund*	60,658,366	528,794,823
Dow Jones Target 2030 Fund*	3,351,214	43,237,726
Dow Jones Target 2035 Fund*	4,211,806	34,823,059
Dow Jones Target 2040 Fund*	1,713,413	23,976,689
Dow Jones Target 2045 Fund*	1,960,177	16,067,674
Dow Jones Target 2050 Fund*	2,129,338	17,502,123
American Europacific Growth Fund	14,656,742	561,939,497

Total mutual funds		1,360,769,267

COLLECTIVE INVESTMENT FUNDS
US Bond Index Fund	35,167,674	372,953,180
International Equity Index Fund	1,301,821	18,481,953
NASDAQ 100 Index Fund	1,212,127	13,141,881
Russell Small Cap Index Fund	1,021,196	11,058,535
S&P 500 Index Fund	60,182,293	632,607,614
Emerging Markets Equity Fund	16,558,498	231,487,807
S&P Midcap Index Fund	34,644,763	425,125,889

Total collective investment funds		1,704,856,859

MULTI-MANAGER FUNDS
Large Cap Value Fund
Evergreen Intrinsic Value Fund - mutual fund*		205,742,132
Dodge & Cox Stock Fund - mutual fund		211,594,629
MFS Large Cap Value Fund - collective investment fund		204,850,031

Total Large Cap Value Fund	59,776,918	622,186,792

Large Cap Growth Fund
Wells Fargo Advantage Capital Growth Fund - mutual fund*		103,573,664
Neuberger Berman Large Cap Disciplined Growth - collective investment fund		102,286,232
T Rowe Price Blue Chip Growth - collective investment fund		106,385,840

Total Large Cap Growth Fund	29,343,392	312,245,736

Small Cap Fund
Wells Fargo Small Cap Growth Fund - mutual fund*		69,302,081
Advisory Research Small Cap - collective investment fund		65,756,067
SSGA Russell Small Cap Index - collective investment fund		142,503,881
Wellington Select Small Cap Growth - collective investment fund		69,785,235
Wellington Small Cap Value - collective investment fund		68,468,689

Total Small Cap Fund	40,611,822	415,815,953

Total multi-manager funds		1,350,248,481

Wells Fargo Stock Fund Non-ESOP*	35,719,093	110,161,005

STABLE FUND *
COLLECTIVE INVESTMENT FUNDS
Wells Fargo Stable Return Fund G*	3,212,255	149,359,593
SEI Stable Asset Fund	108,572,292	103,545,395

Total collective investment funds		252,904,988

See accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE 1

WACHOVIA SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2009
	Par Value
	or Number	Current
Identity of Issue	of Units	Value

GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, 4.37%, due 4/15/10		12,395,388
Metropolitan Life Insurance Company, 5.55%, due 6/15/11		24,286,826
Metropolitan Life Insurance Company, 4.41%, due 3/15/12		11,058,540
Pacific Life Insurance Company, 4.29%, due 11/15/12		21,712,273
Principal Life Insurance Company, 5.46%, due 8/16/10		11,768,745
Prudential Life Insurance Company, 4.95%, due 9/03/12		27,667,215

Total investment contracts		108,888,987

SEPARATE ACCOUNT CONTRACT
Metropolitan Life Insurance Company, 4.65%, open-ended maturity**		215,554,756

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
JP Morgan Chase Bank N.A., 0.95%, open-ended maturity**
Collective investment fund
Fixed Income Fund D*		133,623,588

Total JP Morgan contract		133,623,588

Bank of America, N.A., 2.97%, open-ended maturity**		219,329
Natixis Financial Products, 3.06%, open-ended maturity**		0
Rabobank Nederland, 2.92%, open-ended maturity**		615,310
Royal Bank of Canada (“RBC”), 2.82%, open-ended maturity**		0
State Street Bank & Trust Company, 2.90%, open-ended maturity**		262,871
Collective investment fund
Fixed Income Fund G*		597,596,482

Total Bank of America, Natixis, Rabobank, RBC and State Street contracts		598,693,992

AIG Financial Products, 1.23%, open-ended maturity**		402,347
Collective investment fund
Fixed Income Fund F*		134,240,794

Total AIG Financial contract		134,643,141

Total synthetic guaranteed investment contracts		866,960,721

Accrued receivable on assets of the Stable Fund		4,553,798

Total Stable Fund	68,466,297	1,448,863,250

WELLS FARGO STOCK FUND ESOP
Wells Fargo & Company common stock*
Allocated	13,765,325	371,526,111
Unallocated (a)	203,755	5,499,347
Cash and cash equivalents
Allocated	11,129,801	11,129,801
Unallocated (b)	10,191	10,191

Total Employee Stock Ownership Plan		388,165,450

Total investments		6,363,064,312

Participant loans, various maturities, rates from 3.25% to 10.50%*		262,421,578

Total		$6,625,485,890

*	Party-in-Interest.
**	Investment with periodic credit interest-rate reset.

(a)	Cost of plan assets for this nonparticipant-directed investment is $15,096,662.
(b)	Cost of plan assets for this nonparticipant-directed investment is $10,191.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
WACHOVIA SAVINGS PLAN
By: Wells Fargo & Company, as Plan Administrator

/s/ Hope Hardison
Hope Hardison
Executive Vice President & Director of Compensation & Benefits Wells Fargo & Company
June 11, 2010

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered	Filed herewith
Public Accounting Firm